Exhibit 99.1

ASML Named World Leader in Stepper Market

54 Percent Share of Market Captured by ASML According to Analyst Firm

VELDHOVEN, the Netherlands, May 1, 2003 - ASML Holding NV (ASML) today announced that the company has been named the world leader in the semiconductor stepper market by Gartner Dataquest, an independent research and consulting firm specializing in the technology industry. The findings are based on market surveys about 2002 revenues and unit sales from companies competing in the capital equipment market. Gartner Dataquest published the results of the surveys on April 22, 2003.**

ASML won 54 percent of the world market for lithography for semiconductor production with 2002 revenues of US$ 1.5 billion, according to Gartner Dataquest. The firm estimates the world market at US$ 2.8 billion. In 2002, ASML's revenue was nearly double that of its nearest competitor and three times that of the competitor in third place. In a year-on-year comparison in this category, ASML also beat its own 2001 revenue generation of US$ 1.1 billion by 40 percent.

"ASML is committed to leadership. It is embedded in our technology and brought to life by our employees. It is gratifying to have this commitment recognized," said Doug Dunn, president and CEO, ASML. "We fought long and hard to be number one. We plan to stay number one."

In 2002, ASML also led the market in semiconductor lithography systems unit sales by shipping 196 units according to Gartner Dataquest. It outpaced the second- and third-place competitors by 67 units and 113 units or 34 percent and 58 percent, respectively. As above, in a year-on-year comparison of this category, ASML also topped its own 2001 unit sales of 184 semiconductor lithography systems by seven percent.

"ASML's customers are in extremely competitive environments with no room for error. They demand quality in their technology and in their service," said Dave Chavoustie, executive vice president, sales, ASML. "ASML is first in leading-edge technology and totally committed to the success of our customers. ASML is the world leader in the stepper market because our customers recognize the true value of ownership that ASML offers."

** "2002 Semiconductor Lithography Equipment Market Share Analysis," Stromberg, Mark; Rinnen, Klaus; Ogawa, Takashi; Kuniba, Masao; Johnson, Robert; Walker, Jim and Freeman, Dean. Gartner Inc., April 22, 2003.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - U.S. Institutional Investor Relations - +1.480.383.4006 -Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands